File No. 812-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

AND ITS COLI VUL-7 SERIES ACCOUNT

AND

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK

AND ITS COLI VUL-1 SERIES ACCOUNT

Communications, Notice and Order to:	Questions and Copies of
Ryan L. Logsdon, Esq.	Communications, Notice and Order to:
Associate General Counsel, Products and Corporate	Ann B. Furman, Esq.
Great-West Financial	Carlton Fields Jorden Burt, P.A.
8515 E. Orchard Road	1025 Thomas Jefferson St. N.W.
Greenwood Village, CO 80111	Suite 400 East
Washington, D.C. 20007

Application Filed April 7, 2016

Page 1 of 42 Pages

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

Great-West Life & Annuity Insurance

Company and its COLI VUL-7 Series

Account

8515 E. Orchard Road

Greenwood Village, CO 80111

and

Great-West Life & Annuity Insurance

Company of New York and its COLI

VUL-1 Series Account

489 Fifth Avenue, 28th Floor

New York, NY 10017

Investment Company Act of 1940

(File No. 812-______)

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Great-West Life & Annuity Insurance Company (“GWL&A”) and Great-West Life & Annuity Insurance Company of New York (“GWL&A of NY”) (each, also referred to as an “Insurance Company” and together, the “Insurance Companies”) and their respective separate accounts, COLI VUL-7 Series Account (of GWL&A) and COLI VUL-1 Series Account (of GWL&A of NY) (each a “Separate Account” and together, the “Separate Accounts”) (the Insurance Companies and the Separate Accounts collectively, the “Applicants”), submit this application (the “Application”) to request that the Securities and Exchange Commission (the “Commission”) issue an order pursuant to

Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the substitution of Institutional Class shares of Great-West Funds, Inc. (“Great-West Funds”) Money Market Fund (“Replacement Portfolio”) for shares of the Vanguard Variable Insurance Funds (“VVIF”) Money Market Portfolio (“Existing Portfolio”), held by the Separate Accounts to support certain private placement, individual variable universal life insurance policies (each a “Policy,” collectively, the “Private VUL Policies” or “Policies”) issued by the Insurance Companies (the “Substitution”). Applicants request for the Commission to issue an order approving the proposed Substitution arises from recent changes to the rules governing money market funds, as set forth in Commission’s Money Market Reform Rule (“MMF Reform Rule”).1

I.         DESCRIPTION OF THE APPLICANTS AND

        THE PRIVATE VUL POLICIES

A. The	Insurance Companies

1.     Great-West Life & Annuity Insurance Company. GWL&A is a stock life insurance company originally organized under the laws of the State of Kansas. In September of 1990, the company re-domesticated and is now organized under the laws of the State of Colorado. GWL&A is authorized to engage in the sale of life insurance, accident and health insurance, and annuities. It is qualified to do business in Puerto Rico, the District of Columbia, the U.S. Virgin Islands, Guam and in all states in the United States, except New York.

GWL&A is an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc., in turn, is a subsidiary of Power Financial

1 Money Market Fund Reform; Amendments to Form PF, Securities Act Release No. 9616 (July 23, 2014).

Corporation, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation. Through a group of private holding companies, The Desmarais Family Residuary Trust, which was created on October 8, 2013, under the Last Will and Testament of Paul G. Desmarais, has voting control of Power Corporation of Canada.

2. Great-West Life & Annuity Insurance Company of New York. GWL&A of NY is a stock life insurance company organized under the laws of the state of New York. GWL&A of NY is authorized to engage in the sale of life insurance, accident and health insurance, and annuities. It is only qualified to do business in New York. GWL&A of NY is a wholly-owned subsidiary of GWL&A.

B.     The Separate Accounts

1.        GWL&A COLI VUL-7 Series Account. GWL&A established the COLI VUL-7 Series Account on November 23, 1999, under the laws of the State of Colorado. The Separate Account is a “separate account” as defined by Rule 0-1(e) of the Act.

The Separate Account is exempt from registration under the Act pursuant to Section 3(c)(7) thereof. Although the Separate Account is exempt from registration under the Act, it would be subject to the investment limitations of Section 12 but for the exclusion contained in Section 12(d)(1)(E) of the Act. To rely on such exclusion, an investment company that is not a registered investment company must, among other things, agree to refrain from substituting a security unless the Commission approves the substitution in the manner provided in Section 26 of the Act.

The Separate Account is divided into several sub-accounts (which the Policy refers to as “Investment Divisions”), each of which invests in shares of an Underlying

Fund.2 Each Underlying Fund has a specific investment objective and policies. The Separate Account and its sub-accounts are administered and accounted for as part of the Insurance Company’s general business. However, the income, gains, or losses of each sub-account are credited to or charged against the assets held in that sub-account, without regard to other income, gains or losses of any other sub-account and without regard to any other business may conduct. Under applicable state law, the assets of the Separate Account are not chargeable with liabilities arising out of any other business the Insurance Company may conduct. Nevertheless, all obligations arising under the Private VUL Policies are generally corporate obligations of the Insurance Company.

2.        GWLA of NY COLI VUL-1 Series Account. GWL&A of NY established the COLI VUL-1 Series Account on February 14, 2008, under the laws of the State of New York. The Separate Account is a “separate account” as defined by Rule 0-1(e) under the Act.

The Separate Account is exempt from registration under the Act pursuant to Section 3(c)(7) thereof. Although the Separate Account is exempt from registration under the Act, it would be subject to the investment limitations of Section 12 but for the exclusion contained in Section 12(d)(1)(E) of the Act. To rely on such exclusion, an investment company that is not a registered investment company must, among other things, agree to refrain from substituting a security unless the Commission approves the substitution in the manner provided in Section 26 of the Act.

The Separate Account is divided into several sub-accounts (which the Policy refers to as “Investment Divisions”), each of which invests in shares of an Underlying

2 An “Underlying Fund” is a mutual fund in which a sub-account invests all its assets. The Existing Portfolio and the Replacement Portfolio are current Underlying Funds.

Fund. Each Underlying Fund has a specific investment objective and policies. The Separate Account and its sub-accounts are administered and accounted for as part of the Insurance Company’s general business. However, the income, gains, or losses of each sub-account are credited to or charged against the assets held in that sub-account, without regard to other income, gains or losses of any other sub-account and without regard to any other business the Insurance Company may conduct. Under applicable state law, the assets of the Separate Account are not chargeable with liabilities arising out of any other business the Insurance Company may conduct. Nevertheless, all obligations arising under the Private VUL Policies are generally corporate obligations of the Insurance Company.

C. The Private VUL Policies

1.         Private Offering. The Private VUL Policies are individual flexible premium variable universal life insurance policies, designed for use in the corporate/bank-owned life insurance markets. The Private VUL Policies are offered for sale only to prospective Policy Owners who an Insurance Company has reasonable grounds to believe are “accredited investors,” as defined in Regulation D under the Securities Act of 1933 Act (the “1933 Act”) and “qualified purchasers,” as defined in Section 2(a)(51) of the Act. The Private VUL Policies are not registered under the 1933 Act in reliance upon the exemption under Section 4(2) of the 1933 Act or Regulation D thereunder.

2.        Policy Value. The Private VUL Policies permit Policy Owners to choose the amount of and the timing of premium payments, within certain limits. The Private VUL Policies offer Policy Owners the ability to direct how the assets underlying the Policy benefits will be allocated among the various sub-accounts of the Separate

Accounts. The sub-accounts have varying investment objectives and risk factors. The benefits provided under the Private VUL Policies are variable in that the amount of benefits may increase or decrease depending on the investment experience of the applicable sub-accounts. Policy Owners bear all the risk associated with the investment performance of the sub-accounts in which premiums are allocated and the amount of benefits available may increase or decrease in relation to such investment performance.

3.        Transfers. Subject to the terms of the Private VUL Policies, Policy Owners may generally make unlimited transfers of account value among the sub-accounts and fixed investment options available under the Private VUL Policies. There is no charge for the first 12 transfers per calendar year and $10 per additional transfer during the same calendar year. The Insurance Companies reserve the right to limit, restrict, modify or suspend the transfer privileges. Applicants have policies and procedures that are intended to prevent frequent trading activity and disruptive transfers.

4.        Reservation of Right to Substitute Sub-Accounts. The Private VUL Policies reserve the right, upon notice to Policy Owners and in compliance with applicable law, to add, combine or remove sub-accounts, or to substitute shares underlying a sub-account by withdrawing assets from one sub-account and putting them into another sub-account. Each Policy’s private placement memorandum also provides a substantially similar disclosure.

II.        THE PORTFOLIOS

A. Vanguard Variable Insurance Funds

VVIF is an open-end management investment company registered under the Act and its securities are registered under the 1933 Act.3 VVIF was organized as a Maryland corporation in 1989, later in 1989 became a Pennsylvania business trust and, in 1998, became a Delaware statutory trust. VVIF currently consists of 17 investment portfolios, including the Vanguard Money Market Portfolio, and issues a separate series of shares of beneficial interest in connection with each portfolio.

The Vanguard Group, Inc. (“Vanguard”) serves as the investment adviser to the Vanguard Money Market Portfolio. Vanguard provides investment advisory services on an at-cost basis to 11 of the portfolios of VVIF, including the Vanguard Money Market Portfolio, under the overall supervision of Vanguard’s board of trustees. Vanguard has the responsibility for making all investment decisions for the Vanguard Money Market Portfolio and receives an investment management fee from the Portfolio. None of VVIF, Vanguard, or other affiliates of Vanguard are affiliated persons (or affiliated persons of affiliated persons) of the Applicants. Likewise, none of the Applicants are affiliated persons (or affiliated persons of affiliated persons) of VVIF, Vanguard or other affiliates of Vanguard.

B.	Great-West Funds

Great-West Funds is an open-end management investment company registered under the Act and its securities are registered under the 1933 Act.4 Great-West Funds

3 File Nos. 811-05962 and 033-32216.

4 File Nos. 811- 03364 and 2-75503.

currently consists of 61 investment portfolios or “Funds.” Great-West Funds is a Maryland corporation that organized on December 7, 1981, and commenced business as an investment company on February 5, 1982. Great-West Funds was formerly known as Maxim Series Fund, Inc. The name change to Great-West Funds occurred on September 24, 2012.

Great-West Capital Management, LLC (“GWCM”), a wholly owned subsidiary of GWL&A, is a registered investment adviser and serves as the investment adviser to Great-West Funds. Great-West Funds is governed by a board of directors. Currently, shares of Great-West Funds may be sold to and held by separate accounts of insurance companies to fund benefits under certain variable annuity contracts and variable life insurance policies, individual retirement account custodians or trustees, participants in connection with qualified retirement plans and, with respect to certain Funds, participants in connection with college saving programs, and asset allocation funds that are series of Great-West Funds. Great-West Funds, including the Replacement Portfolio, and GWCM are affiliated persons (or affiliated persons of affiliated persons) of the Applicants. Likewise, the Applicants are affiliated persons (or affiliated persons of affiliated persons) of Great-West Funds and GWCM.

By supplement dated March 10, 2016, shareholders of the Great-West Money Market Portfolio were advised that, at a meeting held on February 25, 2016, the Replacement Portfolio’s board of directors approved the adoption of: (i) a non-fundamental investment policy requiring the Replacement Portfolio to invest 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully by cash and/or government securities; and (ii) revisions to the

Replacement Portfolio’s principal investment strategy, requiring the Replacement Portfolio to invest 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully, as of October 14, 2016. As a government money market fund, the Replacement Portfolio is not required to impose liquidity fees on redemptions and/or redemption gates, although the Replacement Portfolio’s board of directors reserves the ability to do so after providing advance notice to Replacement Portfolio shareholders. In connection with these changes the Replacement Portfolio’s board of directors also approved changing the Replacement Portfolio’s name to Great-West Government Money Market Fund as of October 14, 2016, to ensure that the Replacement Portfolio is understood to be a government money market fund.

C.	The Portfolios’ Objectives, Strategies and Risks

The following tables set out the investment objectives, principal investment strategies and principal risks of the Existing Portfolio and the Replacement Portfolio, as stated in their respective summary prospectuses. All investment strategies, risk factors, performance history, and fund fees and expenses described herein were excerpted from the Existing Portfolio’s and Replacement Portfolio’s prospectus as filed with the Commission.5

5 Since the Application will be pending as the Replacement Portfolio converts to a government money market fund, Applicants present below information for the Replacement Portfolio as it is currently. The table should be read together with the changes referenced above in Section II.B., which will be implemented by October 14, 2016.

	Existing Portfolio Vanguard VIF Money Market Portfolio	Replacement Portfolio Great-West Money Market Fund Institutional Class
Investment Objective	The Portfolio seeks to provide current income while maintaining liquidity and a stable share price of $1.	The Fund seeks as high a level of current income as is consistent with the preservation of capital and liquidity.
Principal Investment Strategies

The Portfolio invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, Eurodollar and Yankee obligations, and other money market securities. To be considered high quality, a security generally must be rated in one of the two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). If unrated, the security must be determined by Vanguard to be of quality equivalent to securities in the two highest credit-quality categories. The Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry. The Portfolio maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less.

As a money market fund, the Fund seeks to maintain a stable net asset value (“NAV”) of $1.00 per share. The Fund will invest in short-term securities that are issued or guaranteed by the U.S. Government or its agencies or instrumentalities, including U.S. Treasury obligations, backed by the full faith and credit of the U.S. Government, and securities of agencies of the U.S. Government including, but not limited to, the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and the Federal Home Loan Bank that carry no government guarantees.

The Fund will invest in securities that are only denominated in U. S. Dollars and in securities with a weighted average maturity of less than 60 days and a dollar-weighted average life to maturity of no more than 120 days.

The Fund will invest in high-quality, short-term fixed income securities. These securities will have a rating in one of the two highest rating categories for short-term fixed income obligations by at least one nationally recognized statistical rating organization such as Moody’s Investor Services, Inc. or Standard & Poor’s Corporation (or unrated securities of comparable quality).

Principal Risks	The Portfolio is designed for investors with a low tolerance for risk; however, the Portfolio	The following is a summary of the principal investment risks of investing in the Fund:

Existing Portfolio Vanguard VIF Money Market Portfolio	Replacement Portfolio Great-West Money Market Fund Institutional Class

is subject to the following risks, which could affect the Portfolio’s performance:

• Income risk, which is the chance that the Portfolio’s income will decline because of falling interest rates. Because the Portfolio’s income is based on short-term interest rates—which can fluctuate significantly over short periods—income risk is expected to be high.

• Manager risk, which is the chance that poor security selection will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective.

• Credit risk, which is the chance that the issuer of a security will fail to pay interest or principal in a timely manner, or that negative perceptions of the issuer’s ability to make such payments will cause the price of that security to decline. Credit risk should be very low for the Portfolio because it invests primarily in securities that are considered to be of high quality.

• Industry concentration risk, which is the chance that there will be overall problems affecting a particular industry. Because the Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry, the Portfolio’s performance depends to a greater extent on the overall

Credit Risk – An issuer may default on its obligations to pay principal and/or interest. A security’s value may be affected by changes in its credit quality rating or its issuer’s financial conditions.

Interest Rate Risk – The market value of a fixed income security is affected significantly by changes in interest rates. When interest rates rise, the security’s market value declines and when interest rates decline, market values rise. The longer a security’s maturity, the greater the risk and the higher its yield. Conversely, the shorter a security’s maturity, the lower the risk and the lower its yield.

There may be less governmental intervention in the securities markets in the near future. If so, it could cause an increase in interest rates, which could have a negative impact on fixed income securities and could negatively affect the Fund’s net asset value.

Management Risk – A strategy used by the portfolio managers may fail to produce the intended results.

Market Risk – The market values of securities owned by the Fund will go up and down, sometimes rapidly or unpredictably. A security’s market value may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

Other Risks – When the Fund is extensively invested in securities with high credit quality such as instruments issued by the U.S. Government or its

Existing Portfolio Vanguard VIF Money Market Portfolio	Replacement Portfolio Great-West Money Market Fund Institutional Class
condition of that industry and is more susceptible to events affecting that industry.

agencies, its yield may be lower than the yield would be if the Fund were more extensively invested in other types of money market instruments.

Possible Loss of Money – An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible your shares could be worth less than $1.00 per share when you sell them.

Regulatory Risk – In July 2014, the SEC adopted money market fund reform intended to address potential systemic risks associated with money market funds and to improve transparency for money market fund investors. The Fund is required to comply with money market reforms by the specified compliance dates. As a result, the Fund may be required to take certain steps that will impact its structure and/or operations, which could impact the return potential of the Fund.

Stable NAV Risk – The Fund may not be able to maintain an NAV per share of $1.00 at all times. Shareholders of the Fund should not rely on or expect GWCM or an affiliate to purchase distressed assets from the Fund, make capital infusions into the Fund, enter into capital support agreements with the Fund, or take other actions to help the Fund maintain a stable $1.00 share price.

U.S. Government Securities Risk – Yields available from U.S. Government securities are generally lower than yields from many other

Existing Portfolio Vanguard VIF Money Market Portfolio	Replacement Portfolio Great-West Money Market Fund Institutional Class

fixed income securities. U.S. Government securities may be adversely affected by changes in interest rates or a default by, or decline in the credit quality of, the U.S. Government.

U.S. Government Sponsored Securities Risk – Securities issued by U.S. Government-sponsored enterprises, such as the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and the Federal Home Loan Banks, are not issued or guaranteed by the U.S. Treasury.

D.	The Portfolios’ Asset Levels

The below table shows the total net assets of the Existing Portfolio and the Replacement Portfolio as reported on Form N-MFP for each Portfolio.

Net Assets as of December 31, 2015	Existing Portfolio Vanguard VIF Money Market Portfolio	Replacement Portfolio Great-West Money Market Fund
Class Involved in the Substitution (000)	$1,217,379	$2,445
Total Fund Net Assets (000)	$1,217,379	$872,692

E.	The Portfolios’ Performance

No comparison of performance of the Replacement Portfolio to the Existing Portfolio is possible because the Institutional Class of the Replacement Portfolio, which commenced on October 15, 2015, does not have one year of performance. For informational purposes, however, the below table shows the comparative performance history of the Existing Portfolio and Initial Class Shares of the Replacement Portfolio. Each Portfolio’s performance history generally takes into account the one-year, five-year and ten-year periods.

Average Total Returns For the periods ended December 31, 2015	1 Year	5 Years	10 Years
Existing Portfolio[6] Vanguard VIF Money Market Portfolio	0.15%	0.13%	1.44%
Replacement Portfolio[7] Great-West Money Market Fund (Initial Class)	0.00%	0.00%	1.10%

F.	The Portfolios’ Fees and Expenses

This table shows the comparative fees and expenses of the Existing Portfolio and Institutional Class of the Replacement Portfolio. The management fee and expenses of each Portfolio are subject to the terms of voluntary waivers described in the footnotes to the table. As shown below in the table, the management fees and other expenses are

6 Vanguard and the board of trustees have agreed to temporarily limit certain net operating expenses in excess of the Portfolio’s daily yield in order to maintain a zero or positive yield for the Portfolio. Vanguard and the board of trustees may terminate the temporary expense limitation at any time. For the year ended December 31, 2015, Vanguard’s expenses were reduced by $1,147,000 (an effective annual rate of 0.10% of the Portfolio’s average net assets); the Portfolio is not obligated to repay this amount to Vanguard. See Annual Report on Form N-CSR, filed with the Commission on February 29, 2016, at Note B to the Notes to the Financial Statements of the Existing Portfolio as of December 31, 2015.

7 The net total annual fund operating expenses were lower than the figure shown by 0.30% due to a voluntary waiver by GWCM. GWCM can terminate this voluntary waiver at any time. See Annual Report on Form N-CSR, filed with the Commission on March 4, 2016, at Note 14 to the financial statements of the Replacement Portfolio as of December 31, 2015.

substantially similar between the Existing and Replacement Portfolios. The comparative fees and expenses for each Portfolio in the proposed Substitution are as follows:

Annual Fund Operating Expenses	Management Fees	Distribution (12b-1) Fee	Other Expenses	Total Annual Expenses
Existing Portfolio Vanguard VIF Money Market Portfolio (Summary Prospectus dated May 1, 2015)	0.13%	N/A	0.03%	0.16%
Replacement Portfolio Great-West Money Market Fund (Institutional Class)(Summary Prospectus dated May 1, 2015)	0.11%	N/A	0.00%	0.11%

III.        SECTION 26(c) RELIEF

A.	Legal Analysis in Support of Request for Order Pursuant to Section 26(c) of the Act

Section 26(c) of the Act prohibits any depositor or trustee of a registered unit investment trust8 that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if

8 Notwithstanding that the Separate Accounts are not registered investment companies under the Act, and thus are not unit investment trusts, they have a similar structure as unit investment trusts. Section 3(c)(7) of the Act excepts from the definition of investment company certain issuers, the outstanding securities of which are owned exclusively by persons who are “qualified purchasers,” as defined in Section 2(a)(51) of the Act, and which are not making or intend to make a public offering in such securities. Notwithstanding this exception, Section 3(c)(7)(D) provides that issuers relying on Section 3(c)(7) are investment companies for purposes of Section 12(d)(1) of the Act. In turn, Section 12(d)(1) places limits on an investment company’s investment in any other investment company. An exception to Section 12(d)(1) provides that the provisions of Section 12(d)(1) do not apply if certain conditions are satisfied. As relevant to the Separate Accounts, Section 12(d)(1)(E)(iii)(bb) provides that an unregistered investment company shall refrain from substituting a security “unless the Commission shall have approved such substitution in the manner provided in section 26 of this title.”

the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.

Section 26(c) was intended to provide for Commission scrutiny of a proposed Substitution which could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.9 Moreover, a Policy Owner forced to redeem may suffer adverse tax consequences. The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.

For the reasons described below, the Applicants submit that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the Act was amended to include this provision. In addition, the Applicants submit that the proposed Substitution meets the standards that the Commission and its staff have applied to substitutions that have been approved in the past.10

9 House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

10 See, e.g., Principal Life Insurance Co., Investment Company Act Release No. 32030 (Mar. 17, 2016) (notice) (noticing application for Section 26(c) order approving substitution of money market fund); Principal Life Insurance Co., Investment Company Act Release No. 32029 (Mar. 17, 2016) (notice) (same); MetLife Insurance Co. of Connecticut, et al., Investment Company Act Release No. 31000 (April 22, 2014) (order) (granting Section 26(c) order to unregistered separate accounts); Minnesota Life Insurance Co., et al., Investment Company Act Release No. 31028 (Apr. 24, 2014) (order) (same); see also, e.g., Guardian Insurance and Annuity Co., Investment Company Act Release No. 31993 (Feb. 10, 2016) (order); Horace Mann Life Insurance Co., et. al., Investment Company Act Release No. 31744 (Aug. 7, 2015) (order).

The Substitution does not entail any of the abuses that Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Private VUL Policies provide each Policy Owner with the right to exercise his or her own judgment and transfer account values into other sub-accounts subject to the terms of the Policy. The number of available sub-accounts in all Private VUL Policies will not change as a result of the Substitution. Moreover, the Private VUL Policies will offer Policy Owners with interests in the sub-account of the Existing Portfolio (individually, an “Affected Policy Owner” and collectively, “Affected Policy Owners”) the opportunity, subject to the terms of the Policy, to transfer amounts out of the affected sub-accounts into any of the remaining available sub-accounts without cost or other disadvantage. The Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The Substitution also is unlike the type of substitutions that Section 26(c) was designed to prevent in that by purchasing a Private VUL Policy, Policy Owners select much more than a particular registered open-end management investment company in which to invest their account values. They also select the specific type of death benefit and other optional benefits as well as numerous other rights and privileges set forth in the Policies. Policy Owners may also have considered the Insurance Companies’ size, financial condition, type and reputation for service in selecting their Policy. These factors will not change as a result of the Substitution.

B.	Description of the Proposed Substitution Transaction

1.         Summary of Substitution. On July 23, 2014, the Commission adopted the MMF Reform Rule, which has a final compliance date of October 14, 2016.11 In order to comply with the MMF Reform Rule, certain money market funds are required to implement changes related to liquidity fees and redemption gates (generally referred to individually as a “fee” or a “gate” and collectively as “fees and gates”). Under the MMF Reform Rule, a fee could be imposed on redemptions, and a gate could be imposed that would temporarily suspend redemptions. Under certain circumstances money market portfolio boards would have the discretion to impose fees and gates. Under other circumstances money market portfolio boards would be required to impose fees. Applicants understand that the Existing Portfolio will be required to implement the changes related to fees and gates.

Applicants have evaluated the possibility of fees and gates being imposed on redemptions of the Existing Portfolio in light of the potential impacts to Policy Owner-initiated decisions and the Insurance Companies’ obligations under the Policies. Applicants have determined that fees and gates may prevent or delay certain Policy Owner-initiated decisions and impede the Insurance Companies’ ability to meet their obligations under the Policies with regard to the following Policy features: sub-account transfer requests, requests for death benefit payments, requests for withdrawals, and returns related to state-required right to examine periods. Inherent to each such Policy feature is the fact that a money market fund must maintain liquidity. If a gate were imposed, liquidity of the Existing Portfolio would be impacted. Without liquidity, Policy Owner-initiated decisions could not be implemented in accordance with the terms of the

11 Money Market Fund Reform Release, supra note 1.

Private VUL Policy. Fees and gates will impede Existing Owners’ ability to use the Existing Portfolio, and the Policy features, as used today, depriving Policy Owners of the full range of benefits they purchased as part of their Private VUL Policy.

The MMF Reform Rule’s provisions relating to fees and gates do not apply to government money market funds. The Replacement Portfolio intends to operate as a government money market portfolio effective October 14, 2016.

The Insurance Companies submit that the Replacement Portfolio should be substituted for the Existing Portfolio so that the implementation of Policy Owner-initiated decisions and each Insurance Company’s obligations under the Private VUL Policies are assured. The Insurance Companies submit that the Replacement Portfolio, which will be classified as a government money market fund, is an appropriate alternative for Policy Owners. While the investment objectives and strategies may differ from those of the Existing Portfolio, the goal of each fund is to maintain a $1.00 share value, provide income, and maintain liquidity.

The Insurance Companies submit that the Replacement Portfolio is an appropriate alternative for Policy Owners. The Replacement Portfolio offers appropriate investment objectives and strategies, as a “government money market fund,” which will allow Policy Owners to continue to have access to a money market fund, but with less risk to the liquidity promised to them under the terms of their Policies, as compared with money market funds that will not meet the definition of “government money market fund” following the effective date of the MMF Reform Rule. The proposed Substitution is designed to provide Policy Owners with the foregoing benefits while enabling them to continue their investment in a similar or better investment option without interruption and at no additional cost to them. Accordingly, Applicants seek the Commission’s approval under Section 26(c) of the Act to engage in the Substitution. Pursuant to their authority under the respective Policies, and consistent with applicable private placement memoranda disclosure describing the same, the Insurance Companies propose to substitute Institutional Class shares of the Replacement Portfolio for the Existing Portfolio.

2.         Implementation. The proposed Substitution will not be effected unless the Insurance Companies determine that: (a) the Private VUL Policies allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Private VUL Policies are qualified for sale have been complied with to the extent necessary to complete the Substitution.

Applicants will effect the Substitution as soon as practicable following the issuance of the requested order but not before August 1, 2016 (the “Substitution Date”). Shares of the Existing Portfolio will be redeemed for cash. The Insurance Companies, on behalf of the Existing Portfolio sub-account of the relevant Separate Account, will simultaneously place a redemption request with the Existing Portfolio and a purchase order with the Replacement Portfolio so that the purchase of Replacement Portfolio shares will be for the exact amount of the redemption proceeds. Thus, Policy values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the Replacement Portfolio.

The Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Affected Policy Owners to effect the Substitution.

The proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitution will be effected without change in the amount or value of any Policy held by Affected Policy Owners.

The proposed Substitution will in no way alter the tax treatment of Affected Policy Owners in connection with their Policies, and no tax liability will arise for Affected Policy Owners as a result of the Substitution.

The rights or obligations of the Insurance Companies under the Policies of Affected Policy Owners will not be altered in any way.

Affected Policy Owners will be permitted to make at least one transfer of Policy value from the sub-account investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Policy, subject to the terms of the Policy, without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant private placement memoranda or existing transfer rules under the Private VUL Policies, the Insurance Companies will not exercise any right they may have under the Policies to impose restrictions on transfers between the sub-accounts under the Policies, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

Policy Owners will be notified of this Application by means of a supplement to the private placement memoranda. Among other information regarding the Substitution, the supplement will inform Affected Policy Owners of the right, subject to terms of the Policy, to transfer Policy value from the sub-account investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Policy without charge. Additionally, a prospectus for the Replacement Portfolio was included with the supplement.

Additionally, 30 days before the Substitution Date, Affected Policy Owners will be provided with a “Pre-Substitution Notice,” setting forth: (a) the intended substitution of the Existing Portfolio with the Replacement Portfolio; (b) the intended Substitution Date (subject to approval and order by the Commission); and (c) information with respect to transfers as described above. In addition, the Insurance Companies will deliver a prospectus for the Replacement Portfolio with the Pre-Substitution Notice.

The Insurance Companies will deliver to each Affected Policy Owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values.

Applicants will not receive, for three years from the Substitution Date any direct or indirect benefits from the Replacement Portfolio, its adviser or underwriter (or their affiliates), in connection with assets attributable to Policies affected by the Substitution, at a higher rate than they had received from the Existing Portfolio, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

C.	Selection of the Replacement Portfolio

The proposed Substitution is intended to appeal to existing and prospective Policy Owners by providing a Replacement Portfolio that will have lower current expenses, and the same or similar investment objectives, principal investment strategies, principal risks, and performance to the Existing Portfolio. The investment objectives and policies, current expenses, and applicable performance of the Replacement Portfolio are sufficiently similar to those of the Existing Portfolio that Policy Owners will have reasonable continuity in investment expectations.

Further, Applicants believe that the Replacement Portfolio offers appropriate investment objectives and strategies, as a “government money market fund,” which will allow Policy Owners to continue to have access to a money market fund, but with less risk to the liquidity promised to them under their Policies, as compared with money market funds that will not meet the definition of “government money market fund” following the effective date of the MMF Reform Rule. The proposed Substitution is designed to provide Policy Owners with the foregoing benefits while enabling them to continue their investment in a similar or better investment option without interruption and at no additional cost to them.

The proposed Substitution and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to the Insurance

Companies or their affiliates by the Replacement Portfolio, its adviser or underwriter, or their affiliates.

The proposed Substitution is designed to provide Policy Owners with the foregoing benefits while enabling them to continue their investment in a similar investment option without interruption and at no additional cost to them. The Insurance Companies or their affiliates have agreed to bear the expenses incurred in connection with the Substitution and related filings and notices, including legal, accounting, brokerage and other fees and expenses. The Substitution will not increase Policy fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Account.

D.	Substituting the Replacement Portfolio for the Existing Portfolio

The replacement of the Existing Portfolio with the Replacement Portfolio is consistent with the protection of Policy Owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act. The following sections compare the basic characteristics of the Replacement Portfolio and the Existing Portfolio, demonstrating that the Substitution will provide Policy Owners with a comparable investment vehicle which will not circumvent Policy Owner-initiated decisions and the Insurance Companies’ obligations under the Policies, and will enable Policy Owners to continue to use the full range of applicable Policy features as they currently use them.

1.        Comparison of Investment Objectives and Principal Investment Strategies.   The investment objectives and principal strategies of the Replacement Portfolio will be substantially similar as those of the Existing Portfolio, which is to provide current income while maintaining liquidity and a stable share price. Specifically, the investment objective and principal strategy of the Replacement Portfolio is to seek as high a level of current income as is consistent with the preservation of capital and liquidity while seeking to maintain a stable net asset value of $1.00 per share, whereas the investment objective and principal strategy of the Existing Portfolio is to provide current income while maintaining liquidity and a stable share price of $1.00. Accordingly, the proposed Substitution is substantively consistent with the investment decisions made by Policy Owners when they selected the Existing Portfolio.

2.        Comparison of Principal Investment Risks.  The Applicants believe that the Replacement Portfolio entails less investment risk than the Existing Portfolio. In particular, the MMF Rule changes to the definition of Government Money Market Fund in Rule 2a-7 under the Act, which require that a government money market fund invest 99.5% or more of its total assets in cash, government securities and/or repurchase agreements that are collateralized fully, likely will mean that the Replacement Portfolio will have a different risk profile than the Existing Portfolio.

Both Portfolios are exposed to the risk of changing interest rates, which can cause the price of a money market security to decrease. The Replacement Portfolio, unlike the Existing Portfolio, will not be exposed to the risk of participation in the financial services industry, whereby changes in government regulation and economic downturns can have a significant negative effect on issuers. Both Portfolios are exposed to risks of investing in repurchase agreements, although the MMF Rule requires that any repurchase agreements invested in by the Replacement Portfolio be fully collateralized. The Existing Portfolio, unlike the Replacement Portfolio, is subject to credit risks of various issuers.

3.        Comparison of Fees and Expenses.  Policy Owners with Policy value allocated to the sub-account of the Existing Portfolio will experience lower total annual operating expenses for the Replacement Portfolio than those of the corresponding Existing Portfolio. The Applicants believe that lower Portfolio expenses will appeal to both existing and prospective Policy Owners. Given this decrease in total annual operating expenses for the Replacement Portfolio, the Applicants believe that the proposed Substitution would benefit Policy Owners by reducing the overall level of expense they would bear in the future.

4.        Comparison of Performance.  The Replacement Portfolio has no performance history, however, the Great-West Money Market Fund (Initial Class) has substantially similar performance to the Existing Portfolio over the one-year, five-year and ten-year periods. Applicants note, however, that government money market funds have historically paid lower yields than prime money market funds. As a result, the Replacement Portfolio’s returns may be negatively affected by its transition to a government money market fund. Further, even though the Existing Portfolio’s performance returns are slightly higher than those of the Great-West Money Market Fund (Initial Class), Applicant’s submit that other factors, such as the lower expense ratio of the Replacement Portfolio and the effects of the MMF Reform Rule, described below, make the Replacement Portfolio an appropriate substitute for the Existing Portfolio despite the possibility of slightly lower returns for government money market funds.

E.	Rights of Affected Policy Owners and Obligations of the Insurance Companies

The rights of Affected Policy Owners and the obligations of the Insurance Companies under the Policies will not be altered by the Substitution. Affected Policy Owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitution.

The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the Act) with no change in the amount of any Affected Policy Owner’s policy value, cash value, accumulated value, account value or death benefit or in dollar value of his or her investment in the applicable Separate Account. Affected Policy Owners will not incur any fees or charges as a result of the Substitution nor will their rights or the Insurance Companies’ obligations under the affected Policies be altered in any way. The Insurance Companies or their affiliates will pay all other expenses incurred with the Substitution, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitution will not impose any tax liability on Affected Policy Owners. The Applicants have agreed that they will not receive, for three years from the Substitution Date any direct or indirect benefits from the Replacement Portfolio, its adviser or underwriter (or their affiliates), in connection with assets attributable to Policies affected by the proposed Substitution, at a higher rate than they had received from the Existing Portfolio, its adviser or underwriter (or their affiliates) including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

F.	Policy Rights

Affected Policy Owners will have the right to surrender their affected Policies or reallocate account value of the Existing Portfolio in accordance with the terms and conditions of their Policy prior to (and after) the Substitution Date.

As noted above, each Affected Policy Owner will receive a copy of a supplement to the private placement memorandum informing them of the Substitution and providing them a summary prospectus for the Replacement Portfolio. Additionally, each Affected Policy Owner will be sent (1) a Pre-Substitution Notice setting forth the Substitution Date and advising them of their right to reconsider the Substitution, if they so choose, by reallocating account value under the affected Policy any time prior to the Substitution Date and for at least 30 days after the Substitution Date without cost or limitation, or by otherwise withdrawing or terminating their interest therein in accordance with the terms and conditions of their Policy; and (2) a Replacement Portfolio prospectus. Each Affected Policy Owner will be sent, within five business days of the Substitution Date, a written confirmation.

G.	The Right to Substitute Shares

The proposed Substitution is in furtherance of the exercise, by the Insurance Companies, of rights reserved under the Private VUL Policies and disclosed in disclosure documents relating thereto.

Each private placement memorandum for the Policies discloses that the Insurance Companies reserve the right, subject to Commission approval and compliance with applicable law, to substitute shares of one registered open-end management investment company for shares of another registered open-end management investment company held by a sub-account of a Separate Account.

The Insurance Companies reserved this right of Substitution both to protect themselves and the Policy Owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by its Separate Accounts and to afford the opportunity to replace such shares where to do so could benefit the Policy Owners and Insurance Companies.

H.	Separate Representations and Request for an Order

Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the Substitution. Applicants submit that, for all the reasons stated above, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IV. CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.        The proposed Substitution will not be effected unless the Insurance Companies determine that: (a) the Private VUL Policies allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the proposed Substitution can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Private VUL Policies are qualified for sale have been complied with to the extent necessary to complete the proposed Substitution.

2.        The Insurance Companies or their affiliates will pay all expenses and transaction costs of the proposed Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Policy Owners to effect the proposed Substitution.

3.        The proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The proposed Substitution will be effected without change in the amount or value of any Private VUL Policy held by Affected Policy Owners.

4.        The proposed Substitution will in no way alter the tax treatment of Affected Policy Owners in connection with their Private VUL Policies, and no tax liability will arise for Affected Private Owners as a result of the proposed Substitution.

5.        The rights or obligations of the Insurance Companies under the Private VUL Policies of Affected Policy Owners will not be altered in any way by the proposed Substitution.

6.        Affected Policy Owners will be permitted to make at least one transfer of Policy value from the sub-account investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Private VUL Policy without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant disclosure document, the Insurance Companies will not exercise any right it may have under the Private VUL Policies to impose restrictions on transfers between the available sub-accounts under the Private VUL Policies, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.        All Affected Policy Owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Existing Portfolio with the Replacement Portfolio; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth above in Condition 6. In addition, the Insurance Companies will deliver to all Affected Policy Owners, at least 30 days before the Substitution Date, a prospectus for the Replacement Portfolio.

8.        The Insurance Companies will deliver to each Affected Policy Owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the proposed Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Notices; and (c) before and after account values.

9.        Applicants will not receive, for three years from the Substitution Date, any direct or indirect benefits from the Replacement Portfolio, its adviser or underwriter (or their affiliates), in connection with assets attributable to Private VUL Policies affected by the proposed Substitution, at a higher rate than they had received from the Existing Portfolio, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative, or other service fees, revenue sharing, or other arrangements.

V.     PROCEDURAL MATTERS

A.     Pursuant to Rule 0-2(f) under the Act, the Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.     The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing. Pursuant to the requirements with regard to electronic filing of applications, no form of Notice of Filing is provided.

C.     Pursuant to Rule 0-2 under the Act, the Applicants hereby declare that this Application for a Commission order is signed by an authorized person on behalf of the Applicants pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolution of the Board or pursuant to the appropriate charter documents of the Applicant, pursuant to Rule 0-2 under the Act, and/or by verification required by Rule 0-2(d) under the Act attached as to this Application, and further declare that such authorization remain in full force and effect.

D.     All actions necessary to authorize the execution and filing of this Application have been taken and the person signing and filing this Application is authorized to so sign and file the same. Pursuant to Rule 0-2(c), resolutions authorizing the officers of the Applicants to sign and file the Application are attached hereto. These resolutions remain in full force and effect and are hereby incorporated by reference.

VI.    AUTHORIZATIONS

The business and affairs of GWL&A and GWL&A of NY are conducted by their respective boards of directors. The business and affairs of the Separate Accounts are conducted by GWL&A and GWL&A of NY, respectively.

In accordance with such laws, articles, declarations and by-laws, as applicable, resolutions, were adopted by a vote of the boards of directors of GWL&A and GWL&A of NY for the Separate Accounts, authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application and any amendment thereto. Copies of these resolutions are attached hereto as Exhibits A and B. These resolutions remain in full force and effect and are applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.

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SIGNATURES

In Witness Whereof, Great-West Life & Annuity Insurance Company on behalf of itself and its separate account, COLI VUL-7 Series Account (“Series Account”), has caused this Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 to be duly signed on its behalf and on behalf of the Series Account in Greenwood Village, State of Colorado, on this 5th day of April, 2016.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY,

on behalf of itself and COLI VUL-7 Series Account

By:	/s/ Beverly A. Byrne
Name:	Beverly A. Byrne
Title:	Deputy General Counsel & Chief Compliance Officer

In Witness Whereof, Great-West Life & Annuity Insurance Company of New York, on behalf of itself and its separate account, COLI VUL-1 Series Account (“Series Account”), has caused this Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 to be duly signed on its behalf and on behalf of the Separate Accounts in Greenwood Village, State of Colorado, on this 5th day of April, 2016.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW

YORK, on behalf of itself and COLI VUL-1 Series Account

By:	/s/ Beverly A. Byrne
Name:	Beverly A. Byrne
Title:	Deputy General Counsel & Chief Compliance Officer

VERIFICATION

The undersigned states that she has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940, dated April 7th, 2016, for and on behalf of Great-West Life & Annuity Insurance Company (“GWL&A”), and its separate account, COLI VUL-7 Series Account; that she is the Deputy General Counsel & Chief Compliance Officer of GWL&A; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Beverly A. Byrne
Beverly A. Byrne
Deputy General Counsel & Chief Compliance Officer
Great-West Life & Annuity Insurance Company

VERIFICATION

The undersigned states that she has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940, dated April 7th, 2016, for and on behalf of Great-West Life & Annuity Insurance Company of New York (“GWL&A of NY”), and its separate account, COLI VUL-1 Series Account; that she is the Deputy General Counsel & Chief Compliance Officer, GWL&A of NY; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Beverly A. Byrne
Beverly A. Byrne
Deputy General Counsel & Chief Compliance Officer
Great-West Life & Annuity Insurance Company of New York

EXHIBIT LIST

A.	Resolutions of the Board of Directors of Great-West Life & Annuity Insurance Company

B.	Resolutions of the Board of Directors of Great-West Life & Annuity Insurance Company of New York

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